EXHIBIT 11

NORTH PITTSBURGH SYSTEMS, INC. AND SUBSIDIARIES

Statement of Computation of Earnings per Share

(Amounts in Thousands – Except Per Share Data)

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2006	2005	2006	2005
Net income	$4,595	$5,035	$26,579	$16,183

Weighted average common shares outstanding	15,005	15,005	15,005	15,005

Basic and diluted earnings per share	$.31	$.34	$1.77	$1.08